UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 19)*

JARDEN CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

471109 10 8

(CUSIP Number)

Mr. Martin E. Franklin

555 Theodore Fremd Avenue

Suite B-302

Rye, NY 10580

(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2006

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471109 10 8	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS*

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

7,054,858
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

3,221,314
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,054,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 19 to Schedule 13D (“Amendment No. 19”) relates to the common stock, $.01 par value (the “Common Stock”), of Jarden Corporation, a Delaware corporation (the “Company”). This Amendment No. 19 amends the initial statement on Schedule 13D dated January 14, 2000, as amended (the “Schedule 13D”), of Marlin Partners II, L.P., Marlin Management, L.L.C., Martin E. Franklin, and Ian G.H. Ashken. Capitalized terms used in this Amendment No. 19 but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein. Unless set forth below, all previous items are unchanged.

Item 1. Security and Issuer.

This Amendment No. 19 relates to the common stock, par value $.01 per share (“Common Stock”) of Jarden Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplements by adding the following thereto:

On November 8, 2006, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Lehman Brothers Inc. (“Lehman”), Citigroup Global Markets Inc. (“Citigroup”), Goldman, Sachs & Co. (together with Lehman and Citigroup, the “Underwriters”), the WP Entities and the other selling stockholders named therein (including the Reporting Person), in connection with a public offering of Common Stock by the Company and the WP Entities as discussed in the supplemental prospectus dated November 8, 2006 and filed with the Securities and Exchange Commission on November 9, 2006. Pursuant to the Underwriting Agreement, (i) the Company agreed to sell 4,000,000 shares of Common Stock to the Underwriters at a price of $34.891 per share and (ii) the WP Entities agreed to sell 7,500,000 shares of Common Stock to the Underwriters at a price of $34.891 per share. Under the Underwriting Agreement, the WP Entities and certain other selling stockholders named therein (including the Reporting Person) also granted the Underwriters a 30-day option beginning on November 14, 2006 to purchase up to 1,725,000 additional shares of Common Stock from the WP Entities and the other selling stockholders at a price of $34.891. The foregoing description of the Underwriting Agreement is qualified by reference to the actual terms of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 14, 2006 and is incorporated herein by reference.

On November 14, 2006, (i) the Company sold 4,000,000 shares of Common Stock and (ii) the WP Entities sold 7,500,000 shares of Common Stock, to the Underwriters pursuant to the Underwriting Agreement. The shares of Common Stock sold by the WP Entities were shares that were subject to the Voting Trust Agreement described in Amendment No. 18 to Schedule 13D filed with the Securities and Exchange Commission on June 8, 2006. Following the sale of the shares by the WP Entities, 3,833,544 shares of Common Stock held by the WP Entities will be subject to the Voting Trust Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated its entirety:

Mr. Franklin may be considered to be the beneficial owner of 3,221,314 shares of Common Stock, which includes 1,125,000 options to purchase shares of Common Stock which are exercisable within 60 days of the date hereof. This constitutes approximately 4.4% of the outstanding shares of Common Stock of the Company. Mr. Franklin has sole voting and dispositive power with respect to 3,221,314 shares of Common Stock. In addition, pursuant to the terms of the Voting Trust Agreement and as noted in Item 4 above, Mr. Franklin has the power to vote, or direct the voting of the 3,833,544 shares of Common Stock held by the WP Entities (as well as all additional shares of Common Stock that may be issued in respect of such shares). The Voting Trust Agreement, however, does not restrict the WP Entities ability to transfer the Shares, and the terms of the Voting Trust Agreement will not apply to any Shares so transferred. Mr. Franklin disclaims beneficial ownership with respect to the 3,833,544 shares held by the WP Entities, for purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. The 7,054,858 shares of Common Stock owned by Mr. Franklin, including the shares owned by the WP Entities constitute approximately 9.7% of the outstanding shares of Common Stock of the Company.

The foregoing percentage calculations are based on (i) 67,455,563 shares of Common Stock outstanding as of October 24, 2006 (as set forth in the supplemental prospectus dated November 8, 2006 and filed with the Securities and Exchange Commission on November 9, 2006) and (ii) 4,000,000 shares of Common Stock sold by the Company on November 14, 2006 pursuant to the Underwriting Agreement.

Pursuant to a stock trading plan adopted by Mr. Franklin in accordance with the guidelines specified by the Securities and Exchange Commission’s Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, on September 21, 2006 Mr. Franklin sold an aggregate of 162,000 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto.

Except as provided in this Amendment No. 19, there have been no transactions in the shares of Common Stock in the past 60 days by the Reporting Person.

No person, other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit B	Underwriting Agreement, dated as of November 8, 2006, by and among Lehman Brothers Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., the Company, Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G. and the other selling stockholders named therein (incorporated in this Schedule 13D by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Jarden Corporation on November 14, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2006

/s/ Martin E. Franklin
Martin E. Franklin

SCHEDULE A

Name	Date of Transaction	Number of Shares of Common Stock Sold	Price per share of Common Stock Sold*
Martin E. Franklin	9/21/06	162,000	$33.65

*	The price was determined by using volume weighted average price per share of the shares sold on the date of the transaction.

EXHIBIT INDEX

Exhibit A	Voting Trust Agreement, dated as of June 8, 2006, by and among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G. and Martin E. Franklin (previously filed).

Exhibit B	Underwriting Agreement, dated as of November 8, 2006, by and among Lehman Brothers Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., the Company, Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G. and the other selling stockholders named therein (incorporated in this Schedule 13D by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Jarden Corporation on November 14, 2006).